

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2013

<u>Via E-mail</u>
Robert L. Newell
President
Black Hawk Funding, Inc.
1950 W. Bellerive Lane, Suite 109
Coeur d'Alene, ID 83814

Re: Black Hawk Funding, Inc.
Amendment No. 3 to Form 1-A
Filed March 11, 2013
File No. 024-10323

Dear Mr. Newell:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Exhibit A</u>

1.   Please obtain an updated consent from your auditor in the filing of your next amendment.

2.   Please update your financial statements in accordance with Regulation A.

<u>Exhibit H</u>

3.   We note your response to comment 4 of our letter dated December 20, 2012. We continue to believe that you should revise Exhibit H to balance the information presented and briefly describe the most significant risks relating to this offering. In particular, please revise Exhibit H to reconcile with your disclosure on page 13 regarding your going concern opinion, your lack of operating history and your cumulative loss of approximately $26,732 for the first seven months of the year ended July 31, 2012, or as

updated to a more recent date. In addition, please balance your statements regarding average loan request size and loan request by type to clarify whether you have funded any loans to date. To the extent that you have funded any loans, please update your offering statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

Robert L. Newell
Black Hawk Funding, Inc.
March 29, 2013
Page 3

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or Jennifer Gowetski, Senior Counsel, at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant

cc: Tyler B. Wilson, Esq.
        Via E-mail